Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong
Queensland 4066 Australia
Telephone: + 61 7 3842 3333
Facsimile: + 61 7 3720 9624
www.progen-pharma.com

LEGAL UPDATE

Brisbane, Australia 9 November 2009: Progen Pharmaceuticals Limited (ASX : PGL; Nasdaq : PGLA) has today provided an update of the legal proceedings underway in the Supreme Court of Queensland as mentioned in the announcement of 4 August 2009.

On 4 August 2009, Progen instituted proceedings in the Supreme Court of Queensland (“the Court”) against various shareholders alleged to have contravened section 606 of the Corporations Act 2001. Progen is seeking an order to restrain the Respondents from contravening section 606 of the Corporations Act 2001, and further or alternatively, an order vesting all of the Respondents’ shareholdings in Progen in the Australian Securities & Investment Commission.

The Court has provisionally allocated a trial date beginning in early February 2010.

On 20 October 2009, Progen applied to the Supreme Court of Queensland for a court order directing the Chairman to adjourn all resolutions concerning the appointment and removal of Directors until 35 days after the determination of the legal proceedings. On 6 November 2009, Progen gave notice of its intention to also seek an alternative order restraining the holding of the AGM until determination of the legal proceedings or earlier order. The application, scheduled to be heard by the Court on 9 November 2009, was today adjourned to Friday, 13 November 2009.

About Progen

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialisation of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. Progen targets the multiple mechanisms of cancer across its three technology platforms of angiogenesis, epigenetics and cell proliferation. Progen has operations in Australia and the United States of America. www.progen-pharma.com

For more information:	Paul Dixon
Company Secretary
+61 7 3842 3333